UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Genius Group Limited (the “Company”) is providing the following updates with regards to the FatBrain AI (LZGI) Asset Purchase Agreement signed on January 23, 2024:

Further to the previously reported issues related to the Company’s LZGI Asset Purchase Transaction, and in light of there being no out-of-court settlement reached to date with regards to the transaction, the Company’s Board has voted to proceed with arbitration to fully rescind ab initio the agreement and to pursue via the arbitration process the return of the 7.3 million ordinary shares in the Company issued and the $6.6 million in cash paid to date to LZGI as part of the transaction to the Company.

The Board further resolved that in the event the Company is successful in receiving back all or part of the 7.3 million ordinary shares related to this transaction, that these shares will be returned to the Company’s treasury, and the Company’s issued share capital will be reduced by the same number of shares.

The Board further resolved that in the event the Company is successful in receiving back all or part of the $6.6 million in cash related to this transaction, that this will be converted to Bitcoin as part of the Company’s Bitcoin treasury and the Company’s Bitcoin holdings will increase by the corresponding amount.

The Company is proceeding with its preparation and filing of its 2024 first half financial results, excluding the Fat Brian financials that would have been included had the transaction proceeded. The Company is also withdrawing any guidance or prior statements in which LZGI has been included, and will be releasing an additional Current Report on 6-K to provide full details accordingly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: December 13, 2024
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)